CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2007

The unaudited interim financial statements have not been reviewed by the Company’s auditor.

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	September 30	December 31
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$ 14,986,830	$ 17,660,163
Marketable securities (Note 4)	48,750	306,271
Prepaids and other	418,795	185,862
	15,454,375	18,152,296

Equipment, net (Note 2)	94,551	106,953
Investment in Titan (Note 3)	34,301,103	36,538,953
Resource properties (Note 4)	32,043,188	25,879,526

	$ 81,893,217	$ 80,677,728

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 307,129	$ 556,137
Promissory note (Note 5)	-	5,827,000
	307,129	6,383,137

Convertible debentures (Note 5)	1,129,414	1,343,978
Future income tax liabilities	2,941,010	1,508,234
	4,070,424	2,852,212

SHAREHOLDERS' EQUITY
Share capital (Note 6)	59,248,975	48,671,383
Contributed surplus (Note 7)	3,280,511	1,648,398
Accumulated other comprehensive income (Note 9)	7,100	-
Retained earnings	14,979,078	21,122,598
	77,515,664	71,442,379

	$ 81,893,217	$ 80,677,728

  Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollar

(Unaudited – Prepared by Management)

	Three months ended September 30	Three months ended September 30	Nine months ended September 30	Nine months ended September 30
	2007	2006	2007	2006

EXPENSES
Amortization	$11,470	$10,939	$25,049	$25,552
Fees for management and consultants	357,470	177,943	1,140,575	468,213
Interest expense and finance fee	68,478	46,790	246,278	46,790
Investor relations	153,896	170,237	867,068	883,554
Office and general	79,294	45,038	212,608	128,300
Professional fees	126,521	37,593	169,854	40,627
Property Investigation costs	807	50,569	25,969	149,638
Regulatory and filing fees	13,179	13,990	146,065	51,747
Rent	58,180	34,638	139,312	117,572
Stock based compensation	755,799	360,087	1,929,134	883,285
Travel and accommodation	57,329	20,724	169,087	103,055
	1,682,423	968,548	5,070,999	2,898,333

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(1,682,423)	(968,548)	(5,070,999)	(2,898,333)
Interest and other income	196,573	192,043	594,578	489,497
Gain (loss) on disposition of investment	(30)	-	44,023	-
Equity loss from Titan (Note 3)	(146,257)	-	(2,231,884)	-
Foreign exchange gain (loss)	(27,666)	43,589	(88,208)	(79,516)
Impairment of oil and gas properties	(1,251)	(220,832)	(670,794)	(2,550,562)
LOSS BEFORE INCOME TAXES	(1,661,054)	(953,748)	(7,423,284)	(5,038,914)

FUTURE INCOME TAX RECOVERY (EXPENSE)	(589,079)	-	1,279,764	-

NET LOSS FOR THE PERIOD	(2,250,133)	(953,748)	(6,143,520)	(5,038,914)

RETAINED EARNINGS (DEFICIT), BEGINNING OF THE PERIOD	17,229,211	(6,850,294)	21,122,598	(2,765,128)

RETAINED EARNINGS (DEFICIT), END OF THE PERIOD	$14,979,078	$(7,804,042)	14,979,078	(7,804,042)

LOSS PER SHARE – BASIC AND DILUTED	$(0.03)	$(0.02)	(0.09)	(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	68,647,818	47,687,400	65,638,499	45,808,309

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

(Unaudited - Prepared by Management)

	Three months ended September 30	Three months ended September 30	Nine months ended September 30	Nine months ended September 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,250,133)	$(953,748)	$(6,143,520)	$(5,038,914)
Adjustment for items not affecting cash:
Amortization	11,470	10,939	25,049	25,552
Equity loss from Titan	146,257	-	2,231,884	-
Non-cash stock based compensation expenses	755,799	360,087	1,929,134	883,285
Impairment of oil and gas properties	1,251	220,832	670,794	2,550,562
Future income tax expense (recovery)	589,079	-	(1,279,764)	-
Gain on disposal of marketable securities	30	-	(44,023)	-
Changes in non-cash working capital balances (Note 11)	(690,222)	581,713	(481,941)	330,811
	(1,468,424)	219,823	(3,083,572)	(1,248,704)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,771)	(4,103)	(12,647)	(19,192)
Proceeds from sales of marketable securities	-	-	308,644	-
Investment in Titan	-	-	5,966	-
Resource properties expenditures	(3,355,763)	(13,572,031)	(6,834,456)	(17,326,997)
	(3,358,534)	(13,576,134)	(6,532,493)	(17,346,189)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory note	(1,598,100)	5,588,500	(5,827,000)	5,588,500
Shares issued for cash	219,908	2,130,969	12,769,732	17,635,922
	(1,378,192)	7,719,469	6,942,732	23,224,422

DECREASE/INCREASE IN CASH AND CASH EQUIVALENTS	(6,205,150)	(5,636,842)	(2,673,333)	4,629,529

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,191,980	22,653,685	17,660,163	12,387,314

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$14,986,830	$17,016,843	$14,986,830	$17,016,843

Supplemental Cash Flow Information (Note 11)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 1  –  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol “DEJ”.  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements. Except changes disclosed in these notes to consolidated financial statements, the accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2006 consolidated financial statements and the notes thereto.  The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year-ended December 31, 2006.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta. DEAL was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL from the joint venture partner, and DEAL becomes the Company’s wholly-owned subsidiary. All intercompany transactions are eliminated upon consolidation by the proportionate consolidation method. All dollar amounts are in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.

Change in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements. Furthermore the adoption of this policy has no material effect on these financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statement of operations and the statement of comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 1  –  NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(a)

Financial Instruments – Recognition and Measurement (Section 3855) (cont’d)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

ii)

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

iii)

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

(b)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period resulting from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 2  –  EQUIPMENT

Effective January 1, 2007, the Company has changed the amortization rate for computer equipment to 45% from 30% based on the estimated remaining useful life of the asset.

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$ 102,686	$ 36,048	$ 66,638	$ 96,066	$ 24,872	$ 71,194
Computer equipment	57,580	31,037	26,543	53,338	18,596	34,742
Software	3,818	2,448	1,370	2,033	1,016	1,017
	$ 164,084	$ 69,533	$ 94,551	$ 151,437	$ 44,484	$106,953

NOTE 3  –  INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. 50% of these warrants were vested on the date of closing and the remaining 50% will be vested twelve months after closing.

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The estimated fair market value of Titan’s shares and warrants at the date of acquisition were $31,650,000 and $4,800,000 respectively.  The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983.  The Company owned approximately 33% of Titan as at September 30, 2007.

The Company’s share of losses in Titan for the nine months ended September 30, 2007 was $2,231,884, which included non-cash stock-based compensation expense of $1,826,192.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 4  –  RESOURCE PROPERTIES

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 3 and realized a gain on disposition of $30,177,082. The carrying values of the remaining 10% interest are:

	Balance Dec. 31, 2005	Exploration & Development	Disposal (Note 3)	Balance Dec 31, 2006	Exploration & Development	Balance Sept. 30, 2007

Bozo	$ 3,298	$ 9,381	$ (11,411)	$ 1,268	$ -	$ 1,268
Fleming Island	263,605	105,219	(331,942)	36,882	-	36,882
Gartner Lake	208,141	23,362	(208,353)	23,150	-	23,150
Hoppy North	22,080	33,885	(50,369)	5,596	-	5,596
Hoppy South	15,374	23,405	(34,901)	3,878	-	3,878
Maybelle River	178,372	18,739	(177,400)	19,711	-	19,711
Meanwell Lake	153,683	539,460	(623,829)	69,314	-	69,314
R-Seven	351,883	1,730,127	(1,873,809)	208,201	-	208,201
Sand Hill Lake	505,568	1,099,548	(1,44,604)	160,512	-	160,512
Sheila Project	9,948	18,981	(26,036)	2,893	-	2,893
Thornburn Lake	31,547	28,586	(54,120)	6,013	-	6,013
Umpherville Lake	13,447	17,632	(27,971)	3,108	-	3,108
Umpherville West	5,038	9,467	(13,054)	1,451	-	1,451
Virgin Trend North	342,978	1,109,288	(1,307,039)	145,227	-	145,227
Virgin Trend South	92,177	5,691	(88,081)	9,787	-	9,787

Total Uranium Properties	$2,197,139	$4,772,771	$(6,272,919)	$ 696,991	-	$ 696,991

Oil and Gas Properties

	Balance, Dec. 31, 2005	Additions	Write-down	Balance Dec. 31, 2005	Additions	Write-down	Balance Sept 30, 2007

Cecil	$ -	$ -	$ -	$ -	$ 160,728	$ -	$ 160,728
Chinchaga	-	-	-	-	445,958	-	445,958
Colorado/Utah Projects	-	25,182,532	-	25,182,532	2,629,823	-	27,812,355
Drake	-	-	-	-	2,015,745	-	2,015,745
Golden Prairie Prospect	1	-	-	1	-	-	1
Guatemala	-	-	-	-	7,250	-	7,250
Lavaca Project	163,622	56,526	(220,148)	-	49	-	49
Noel	-	-	-	-	670,794	(670,794)	-
Saddle Hills and Others	-	-	-	-	591,234	-	591,234
Tinsley Prospect	1,064,391	1,311,536	(2,375,926)	1	37,022	-	37,023
Turtle Bayou, Louisiana	1	-	-	1	-	-	1
Wembley	-	-	-	-	275,853	-	275,853
Total Oil and Gas Properties	$1,228,015	$ 26,550,594	$(2,596,074)	$25,182,535	$ 6,834,456	$ (670,794)	$ 31,346,197

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 4  –  RESOURCE PROPERTIES (continued)

Colorado / Utah Oil & Gas Projects

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture.  Additional costs of $361,932 relating to the acquisition have also been capitalized to the project.  See Notes 5 and 6.

The project consists of two project types.  The “Natural Gas Resource” project covers 207,934 net acres containing natural gas assets; the second project is the “Subthrust Oil” project covering 68,000 net acres in the northern Piceance/Uinta Basins.

The Company owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage net royalty interest (“NRI”) is 80%.  The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion, equipping or abandonment.

The Company received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”, a working interest partner in the Retamco Project) with a fair value of $306,271 as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects.  During the nine-month period ended September 30, 2007, the Company received proceeds of $308,644 from the sale of 158,836 Brownstone shares. As at September 30, 2007, the Company’s remaining 25,000 shares of Brownstone had a market value of $48,750.

Other Projects

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.

In October 2006, Dejour Energy (Alberta) Ltd. (“DEAL”), a wholly owned subsidiary, successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL will pay 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company recorded an impairment provision of $670,794 for the nine-month period ended September 30, 2007.

DEAL has been acquiring permits, licenses or leases for oil and gas exploration (referred to as “lands”) at public sales and by private purchase. Lands acquisition through purchase or earning has resulted in DEAL owning an average 45% interest in approximately 30,640 acres of lands with further options or a right of first refusal on approximately 13,000 acres in the Peace River Arch area of Alberta and British Columbia.

During the first and second quarters of 2007, DEAL concluded business agreements on four additional prospects resulting in the drilling of four wells and re-entry of a fifth. During the third quarter DEAL purchased 1,419 ha (3,548 acres) of lands and crown sales and privately at an average cost of $420.83/ha ($168.33/acre). Total land bonus paid was $597,163.28. These lands are at 100% working interest.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 5  –  PROMISSORY NOTE AND CONVERTIBLE DEBENTURES

Promissory Note

On July 14, 2006, a promissory note with face value of $5,643,000 (US $5,000,000) and convertible debenture with a face value of $1,577,609 (US $1,397,846) were issued to Retamco for the acquisition of the Retamco project (refer to Note 4).

The US $5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs. The fair value of the promissory note approximates its carrying value at December 31, 2006. The promissory note was fully paid during the nine month period ended September 30, 2007 at the scheduled maturity date as follows:

January 2, 2007	US$ 2,000,000	(paid)
March 31, 2007	1,500,000	(paid)
June 30, 2007	1,500,000	(paid)
	US$ 5,000,000

Convertible Debenture

The convertible debenture, denominated in US dollar, matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.34 (US $1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.49 (US $1.50) per share, expiring on July 15, 2008. During the nine-month period ended September 30, 2007, US $200,000 of convertible debentures plus US $12,493 of interest payables were converted to common shares. The convertible debentures are made up of the following:

	September 30 2007	December 31 2006
8% convertible debenture (US $1,197,845 at Sept. 30, 2007)	$ 1,189,340	$ 1,629,049
Capitalization of interest (US $74,740 at Sept. 30, 2007)	61,806	-

Balance (US $1,272,585 at Sept. 30, 2007)	1,251,146	1,629,049
Equity portion (US $259,172 at Sept. 30, 2007)	(257,332)	(331,707)
Accumulated amortization of discount (US$ 136,570 at Sept. 30, 2007)	135,600	46,636

	$ 1,129,414	$ 1,343,978

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 6  –  SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Balance at December 31, 2005	39,016,789	$18,190,174

Common shares issued in 2006:
- Acquisition of Retamco Project – Piceance/Unita Basin	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow-through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	162,399	251,966
- for cash on by private placements	3,773,980	9,477,268
- for cash on exercise of warrants	3,442,990	2,857,388
- for cash on exercise of stock options	454,103	435,076
- contributed surplus reallocated on exercise of stock options	-	268,434
- renounced flow through share expenditures	-	(2,712,540)

Balance as at September 30, 2007	68,733,195	$59,248,975

During the nine month period ended September 30, 2007, the Company completed the following:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid or accrued finders’ fees of $523,779 and issued 217,139 agent compensation options, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ warrants, estimated to be $43,428, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 6  –  SHARE CAPITAL (continued)

During the nine month period ended September 30, 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”), of which $2,600,000 had been spent to December 31, 2006.  Accordingly, as at December 31, 2006, approximately $5,350,000 was not available for general administrative purposes.  In connection with this private placement, the Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.   The grant date fair values of the agents’ warrants, estimated to be $63,600 have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.  The grant date fair values of the warrants and agents’ warrants, estimated to be $51,250 and $6,150 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In April 2006, the Company completed a private placement and issued 2,088,000 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceed raised was $3,132,000.  The Company paid finders’ fees of $138,150 and issued 92,100 warrants, exercisable at $1.65 per share before December 31, 2007. The grant date fair values of the agents’ warrants, estimated to be $6,150, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In July 2006, the Company issued 5,500,000 shares with a fair value of $12,088,991 for the acquisition of Retamco Project (see Note 4).

NOTE 7  –  STOCK OPTIONS AND CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)

Balance, December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	1,929,134
Value of conversion feature on convertible debentures	(28,587)
Allocated to share capital on exercise of options	(268,434)

Balance, September 30, 2007	$ 3,280,511

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 7  –  STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	$ 1.140	1.93 years
Options granted	2,000,000	2.463
Options exercised	(454,103)	0.958
Options cancelled and expired	(16,700)	1.741

Balance, September 30, 2007	6,089,982	$ 1.587	2.03 years

Details of stock options outstanding as at September 30, 2007 are as follows:

Number of Options Outstanding	Exercise Price	Remaining Contractual Life (Years)
617,264	$ 0.275	2.09
636,714	0.550	0.48
39,219	0.660	0.54
975,000	0.600	0.94
14,585	0.900	1.09
200,000	1.400	1.50
73,200	1.800	0.08
1,309,000	2.100	1.58
25,000	1.750	2.09
200,000	1.950	1.17
350,000	2.350	2.34
1,600,000	2.500	3.86
50,000	2.050	2.96

6,089,982

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 8  –  SHARE PURCHASE WARRANTS

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years
Warrants issued	2,192,720	1.56
Warrants exercised	(7,051,285)	1.00
Warrants expired	-	-

Balance, December 31, 2006	4,544,506	1.03	0.41 years
Warrants issued	2,261,531	3.21
Warrants exercised	(3,442,990)	0.83
Warrants expired	(9,815)	0.80

Balance, September 30, 2007	3,353,232	$ 2.70	1.16 years

Details of warrants outstanding as at September 30, 2007 are as follows:

Number of Warrants Outstanding	Exercise Price	Remaining Contractual Life (Years)

1,091,701	$ 1.65	0.25
2,104,129	3.35	1.65
157,402 *	1.49 *	0.79

3,353,232

*157,402 warrants were denominated in US dollar and are exercisable at US $1.50 per share (refer to Note 5).

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 9  –  ACCUMULATED OTHER COMPREHENSIVE INCOME

A reconciliation of the amounts contained in accumulated other comprehensive income is as follows:

Accumulated Other Comprehensive Income

Balance, December 31, 2006	$ -
Adjustment for CICA 3855 adoption	98,169
Decreases to fair market value during period	(6,250)
Decreases due to realization of gain	(84,818)

Balance, September 30, 2007	$ 7,100

NOTE 10  –  RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2007, the Company entered into the following transactions with related parties:

(a)

The Company incurred $203,250 in consulting fees to a private company controlled by the CEO.

(b)

The Company incurred $173,250 in consulting fees to a private company controlled by the president of the Company.

(c)

The Company incurred $83,556 in consulting fees to a private company controlled by the vice-president of the Company.

(d)

The Company incurred $108,450 in consulting fees to a private company controlled by CFO.

(e)

The Company’s fully owned subsidiary, DEAL, incurred $125,500 in consulting fees to private companies controlled by the president of DEAL.

(f)

The Company incurred $18,017 in consulting fees to the Company’s directors.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2007 and 2006

(Unaudited – Prepared by Management)

NOTE 11  –  SUPPLEMENT CASH FLOWS INFORMATION

	Three months ended September 30	Three months ended September 30	Nine months ended September 30	Nine months ended September 30
	2007	2006	2007	2006

Changes in non-cash working capital balances:

Prepaids and other	$(100,526)	$35,010	$(232,933)	$(110,610)
Accounts payable and accrued liabilities	(589,696)	546,703	(249,008)	441,421

	$(690,222)	$581,713	$(481,941)	$330,811

Changes in financing and investing activities:
Common shares issued for properties	$-	$12,088,991	$-	$12,088,991
Changes in convertible debentures	(31,955)	1,247,592	(214,564)	1,247,592

Other cash flow information:
Interest paid	$13,177	$-	$38,292	$-
Taxes paid	-	-	24,317	9,236

NOTE 12  –  SUBSEQUENT EVENTS

(a)

Stock Options

Subsequent to September 30, 2007, on November 1, 2007, the Company re-priced 635,000 options previously granted to certain consultants and investors relations persons at prices ranging from $2.35 - $2.50 to $2.00 per share. The re-priced options, subject to TSX Venture Exchange approval, will maintain their current expiry dates and vesting periods. The Company also granted 1,085,000 incentive stock options, exercisable at $2.00 for five years, subject to certain vesting provisions, to directors and officers of the company.

Subsequent to September 30, 2007, 116,667 common shares were issued upon the exercise of stock options for proceeds of $67,917.

(b)

Convertible Debenture

Subsequent to September 30, 2007, $142,786 (US $149,850) convertible debentures, convertible at $1.29 (US $1.35) per unit (See Note 5), were converted to 111,000 units.

#